INDUSTRIAS BACHOCO, S.A. DE C.V.
                                AND SUBSIDIARIES



                        Consolidated Financial Statements


                                   Years ended
                        December 31, 2000, 2001 and 2002
                       With Report of Independent Auditors

                        INDUSTRIAS BACHOCO, S.A. DE C.V.
                                AND SUBSIDIARIES



                        Consolidated Financial Statements



                        December 31, 2000, 2001 and 2002









                                     Content



Report of Independent Auditors

Audited Consolidated Financial Statements:

  Consolidated Balance Sheets
  Consolidated Statements of Income
  Consolidated Statements of Changes in Stockholders' Equity
  Consolidated Statements of Changes in Financial Position
  Notes to the Consolidated Financial Statements

Report of Independent Auditors


To the Stockholders of
Industrias Bachoco, S.A. de C.V.


     We have audited the accompanying consolidated balance sheets of Industrias Bachoco, S.A. de C.V. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Such standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Industrias Bachoco, S.A. de C.V., and subsidiaries at December 31, 2001 and 2002, and the consolidated results of their operations, their changes in stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States of America (see Note 17).

     As mentioned in Note 2 to the accompanying financial statements, effective January 1, 2000 the Company adopted the requirements of Mexican Accounting Bulletin D-4 "Accounting for Income Tax, Asset Tax and Employee Profit Sharing," issued by the Mexican Institute of Public Accountants. The effects are included in Note 13.











                                                        Mancera, S.C.
                                                    A Member practice of
                                                    Ernst & Young Global



                                               C.P.C. Felizardo Gastelum Felix




Mexico City, Mexico
March 7, 2003


               INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

         (Thousands of constant Mexican pesos as of December 31, 2002)


                                                                          December 31,
                                                        ------------------------------------------------
                                                                                        (Thousands of
                                                                                         U.S. dollars)
                                                                                           (Note 2)
                                                        ------------------------------------------------
                                                                 2001             2002             2002
                                                        ------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                             Ps 1,236,353      Ps 1,695,996        $162,685
                                                        ------------------------------------------------
  Accounts receivable:
      Trade, net                                              355,792          381,319           36,577
      Value added and other recoverable taxes                 233,760          168,205           16,135
                                                        ------------------------------------------------
Total accounts receivable                                     589,552          549,524           52,712
                                                        ------------------------------------------------
  Inventories, net - Note 3                                 1,701,798        1,724,108          165,383
  Prepaid expenses and other current assets                    51,077          154,517           14,822
                                                        ------------------------------------------------
Total current assets                                        3,578,780        4,124,145          395,602
                                                        ------------------------------------------------

Property, plant and equipment, net - Note 4                 7,185,078        7,132,024          684,127
Other assets                                                   19,189           13,548            1,299
Intangible assets - Note 10                                    50,410           14,590            1,400
Goodwill, net- Note 5                                         296,186          280,183           26,876
                                                        ------------------------------------------------
TOTAL ASSETS                                            Ps 11,129,643    Ps 11,564,490       $1,109,304
                                                        ================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Notes payable to banks - Note 6                      Ps    57,164     Ps    25,000           $2,398
    Current portion of long-term debt - Note 6                 99,889           92,713            8,893
    Accounts payable                                          425,564          262,301           25,160
    Related parties - Note 8                                   16,564           20,161            1,934
    Income tax                                                 20,316           13,286            1,274
    Other taxes payable and other accruals - Note 9           217,979          116,058           11,134
                                                        ------------------------------------------------
Total current liabilities                                     837,476          529,519           50,793
                                                        ------------------------------------------------

Long-term liabilities:
    Long-term debt - Note 6                                   164,585           73,300            7,031
    Deferred income tax - Note 13                           1,706,462        1,458,808          139,934
    Labor obligations - Note 10                                72,359           28,831            2,766
                                                        ------------------------------------------------
TOTAL LIABILITIES                                           2,780,882        2,090,458          200,524
                                                        ------------------------------------------------
COMMITMENTS AND CONTINGENCIES- Note 11

STOCKHOLDERS' EQUITY - Note 12
Majority stockholders' equity
    Capital stock                                           1,879,891        1,879,541          180,292
    Paid-in capital                                           506,937          534,097           51,232
    Stock repurchase reserve                                  203,438          166,734           15,993
    Retained earnings                                       8,378,608        9,238,914          886,227
    Net income for the year                                 1,138,407        1,478,511          141,823
    Minimum seniority premium liability adjustment Note
     10                                                         ( 663)           ( 683)            ( 65)
    Deficit from restatement of stockholders' equity      ( 2,640,448)     ( 2,704,566)       ( 259,431)
    Cumulative effect of deferred income tax -Note 13     ( 1,159,619)     ( 1,159,619)       ( 111,235)
                                                        ------------------------------------------------
Total majority stockholders' equity                         8,306,551        9,432,929          904,836
                                                        ------------------------------------------------

Minority interest                                              42,210           41,103            3,944
                                                        ------------------------------------------------
Total stockholders' equity                                  8,348,761        9,474,032          908,780
                                                        ------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                                Ps 11,129,643    Ps 11,564,490      $ 1,109,304
                                                        ================================================


See accompanying notes.


               INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

         (Thousands of constant Mexican pesos as of December 31, 2002)


                                                                   Years ended December 31,
                                                ---------------------------------------------------------------
                                                                                                   (Thousands
                                                                                                    of U.S.
                                                                                                    dollars)
                                                                                                    (Note 2)
                                                ---------------------------------------------------------------
                                                            2000            2001            2002          2002
                                                ---------------------------------------------------------------
Net sales                                       Ps    10,140,259   Ps 10,202,252   Ps 10,357,862      $993,560
Cost of sales                                        ( 7,244,085)    ( 7,467,893)    ( 7,683,466)    ( 737,023)
                                                ---------------------------------------------------------------
Gross profit                                           2,896,174       2,734,359       2,674,396       256,537

Selling, general and administrative expenses         ( 1,241,940)    ( 1,369,865)    ( 1,432,394)    ( 137,400)
                                                ---------------------------------------------------------------
Operating income                                       1,654,234       1,364,494       1,242,002       119,137

Comprehensive financing income:
     Interest income                                     197,777         146,208         108,026        10,362
     Interest expense                                  ( 147,413)       ( 71,413)       ( 31,379)      ( 3,010)
                                                ---------------------------------------------------------------
        Net                                               50,364          74,795          76,647         7,352
     Foreign exchange (loss) gain, net                   ( 3,951)         13,551          41,467         3,978
     Gain (loss) on net monetary position                103,223          28,452       ( 103,774)      ( 9,954)
                                                ---------------------------------------------------------------
                                                         149,636         116,798          14,340         1,376
                                                ---------------------------------------------------------------

Other (expense) income, net                             ( 17,573)        ( 6,602)         40,409         3,875
                                                ---------------------------------------------------------------

  Income before income tax,
    asset tax and employee profit sharing              1,786,297       1,474,690       1,296,751       124,388

Income tax and asset tax - Note 13                     ( 434,028)      ( 330,684)        185,190        17,764
Employee profit sharing - Note 13                          ( 900)        ( 1,646)        ( 1,435)        ( 138)
                                                ---------------------------------------------------------------
NET INCOME                                          Ps 1,351,369    Ps 1,142,360    Ps 1,480,506      $142,014
                                                ===============================================================

Majority interest                                   Ps 1,345,375    Ps 1,138,407    Ps 1,478,511       141,823
Minority interest                                       ( 5,994)         ( 3,953)        ( 1,995)        ( 191)
                                                ---------------------------------------------------------------
NET INCOME                                         Ps 1,351,369     Ps 1,142,360    Ps 1,480,506      $142,014
                                                ===============================================================

Weighted average units outstanding
  (in thousands)                                        296,124         297,454         297,898       297,898
                                                ---------------------------------------------------------------

NET MAJORITY INCOME PER UNIT                           Ps  4.54        Ps  3.83          Ps 4.96         $0.47
                                                ===============================================================

See accompanying notes.


                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  Years ended December 31, 2000, 2001 and 2002
          (Thousands of constant Mexican pesos as of December 31, 2002)


             Number of
             Units of                             Stock                      Net
             capital                  Paid-in     Repurchase   Retained      income for
             stock        Capital     capital     reserve      earnings      the year
             (thousands)  stock
             -----------------------------------------------------------------------------
Balance at
 December 31,
 1999         296,820  Ps 1,879,124  Ps 506,937  Ps 192,491   Ps 6,574,111   Ps  978,411
Cumulative
 effect of
 deferred
   taxes            -             -          -            -              -             -
Transfer of
 prior year
 net income         -             -           -           -        978,411     ( 978,411)
Repurchase of
 stock          ( 821)        ( 469)   ( 24,156)
Sales of
 repurchased
 stock          1,453           843      29,093           -              -             -
Cash
 dividends
 paid               -             -           -           -      ( 180,004)            -
Comprehensive
 income, net
 of tax             -             -           -           -              -     1,345,375
             -----------------------------------------------------------------------------
Balance at
 December 31,
 2000         297,452     1,879,498     506,937     197,428      7,372,518     1,345,375
Transfer of
 prior year
 net
  income            -             -           -           -      1,345,375   ( 1,345,375)
Repurchase of
 stock        ( 1,846)      ( 2,105)               ( 28,047)
Sales of
 repurchased
 stock          2,548         2,498                  34,057            776             -
Cash
 dividends
 paid               -             -           -           -      ( 340,061)            -
Comprehensive
 income, net
 of tax             -             -           -           -              -     1,138,407
             -----------------------------------------------------------------------------
Balance at
 December
 31, 2001     298,154     1,879,891     506,937     203,438      8,378,608     1,138,407
Transfer of
 prior year
 net
  income            -             -           -           -      1,138,407   ( 1,138,407)
Repurchase
 of stock     ( 2,534)      ( 1,288)               ( 36,704)         ( 354)            -
Sales of
 repurchased
 stock          1,846           938      27,160
Cash
 dividends
 paid               -             -           -           -      ( 277,747)            -
Comprehensive
 income, net
 of tax             -             -           -           -              -     1,478,511
           -------------------------------------------------------------------------------
Balance at
 December
  31, 2002    297,466  Ps 1,879,541  Ps 534,097  Ps 166,734   Ps 9,238,914   Ps 1,478,511
(Note 12)  ===============================================================================


            Minimum
            seniority     Deficit from     Cumulative   Total Majority
            premium       restatement      effect in    stockholders'                  Total
            liability     of               deferred     equity           Minority      stockholders'
            adjustment    stockholders'    income tax                    interest      equity
            equity
            -----------------------------------------------------------------------------------------
Balance at
 December 31,
 1999               -  Ps(2,373,329)          - Ps7,757,745      Ps 33,173   Ps7,790,918
Cumulative
 effect of
 deferred
   taxes            -             -  (1,159,619) (1,159,619)                 ( 1,159,619)
Transfer of
 prior year
 net income         -             -           -           -              -             -
Repurchase of
 stock                                             ( 24,625)                    ( 24,625)
Sales of
 repurchased
 stock              -             -           -      29,936              -        29,936
Cash
 dividends
 paid               -             -           -   ( 180,004)             -     ( 180,004)
Comprehensive
 income, net
 of tax             -      ( 86,055)          -   1,259,320          8,276     1,267,596
            -----------------------------------------------------------------------------------------
Balance at
 December 31,
 2000               -   ( 2,459,384) (1,159,619)  7,682,753         41,449     7,724,202
Transfer of
 prior year
 net
  income            -             -           -           -              -             -
Repurchase of
 stock                                             ( 30,152)                    ( 30,152)
Sales of
 repurchased
 stock              -             -           -      37,331              -        37,331
Cash
 dividends
 paid               -             -           -   ( 340,061)             -     ( 340,061)
Comprehensive
 income, net
 of tax         ( 663)    ( 181,064)          -     956,680            761       957,441
            -----------------------------------------------------------------------------------------
Balance at
 December
 31, 2001       ( 663)  ( 2,640,448) (1,159,619)  8,306,551         42,210     8,348,761
Transfer of
 prior year
 net
  income            -             -           -           -              -             -
Repurchase
 of stock           -             -           -    ( 38,346)             -      ( 38,346)
Sales of
 repurchased
 stock                                               28,098                       28,098
Cash
 dividends
 paid               -             -           -   ( 277,747)             -     ( 277,747)
Comprehensive
 income, net
 of tax          ( 20)     ( 64,118)          -   1,414,373        ( 1,107)    1,413,266
            -----------------------------------------------------------------------------------------
Balance at
 December
  31, 2002    Ps (683) Ps(2,704,566)Ps(1,159,619)Ps 9,432,929    Ps 41,103  Ps 9,474,032
(Note 12)   =========================================================================================


See accompanying notes.

               INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

         (Thousands of constant Mexican pesos as of December 31, 2002)


                                                                       Years ended December 31
                                                       -------------------------------------------------------
                                                                                                   (Thousands
                                                                                                    of U.S.
                                                                                                    dollars)
                                                                                                    (Note 2)
                                                       -------------------------------------------------------
                                                                2000           2001          2002        2002
                                                       -------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                             Ps 1,351,369  Ps1,142,360    Ps1,480,506      $142,014
Adjustments to reconcile net income to
  Resources provided by operating activities:
  Depreciation                                               303,804        297,130       317,004      30,408
  Deferred income tax net of inflation                       386,309        289,127     ( 235,016)   ( 22,543)
  Goodwill amortization                                       16,195         16,117        16,003       1,535
                                                       -------------------------------------------------------
                                                           2,057,677      1,744,734     1,578,497     151,414

Changes in operating assets and liabilities net of
  effects from purchase of Grupo Campi:
  Accounts receivable                                        ( 6,362)     ( 112,530)       40,028       3,841
  Inventories                                              ( 154,431)     ( 425,692)    ( 102,188)    ( 9,801)
  Prepaid expenses and other current assets                 ( 30,411)        58,092     ( 103,440)    ( 9,925)
  Accounts payable                                          ( 32,387)       106,373     ( 163,263)   ( 15,661)
  Related parties                                            ( 3,769)       ( 8,164)        3,597         345
  Taxes payable and other accruals                            23,727          7,155     ( 108,951)   ( 10,451)
   Labor obligations, net                                      3,911          9,361       ( 7,708)      ( 739)
                                                       -------------------------------------------------------
RESOURCES PROVIDED BY OPERATING
  ACTIVITIES                                               1,857,955      1,379,329     1,136,572     109,023

FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt                     583,982              -             -           -
Proceeds from issuance of notes payable to banks             962,283        868,041        50,000       4,796
Repayment of long-term debt and notes payable            ( 2,890,951)   ( 1,349,560)    ( 163,279)   ( 15,662)
Constant pesos effect on notes payable to banks
  and long term-debt                                       ( 195,601)      ( 35,366)     ( 17,346)    ( 1,664)
Cash dividends paid                                        ( 180,004)     ( 340,061)    ( 277,747)   ( 26,642)
Sales (repurchases) of Company's own stock, net                5,311          7,179      ( 10,248)      ( 983)
                                                       -------------------------------------------------------
RESOURCES USED IN FINANCING ACTIVITIES
                                                         ( 1,714,980)     ( 849,767)    ( 418,620)   ( 40,155)

INVESTING ACTIVITIES:
Acquisition of property, plant and equipment, net.         ( 253,726)     ( 576,513)    ( 263,950)   ( 25,319)
Other assets                                                  34,519       ( 35,066)        5,641         541
Investment in Grupo Campi, net of cash acquired             ( 30,056)             -             -           -
                                                       -------------------------------------------------------
RESOURCES USED IN INVESTING
  ACTIVITIES                                               ( 249,263)     ( 611,579)    ( 258,309)   ( 24,778)
                                                       -------------------------------------------------------

NET (DECREASE) INCREASE IN CASH
 AND CASH EQUIVALENTS                                      ( 106,288)      ( 82,017)      459,643      44,090

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                        1,424,658      1,318,370     1,236,353     118,595
                                                       -------------------------------------------------------

CASH AND CASH EQUIVALENTS AT
  END OF YEAR                                          Ps 1,318,370  Ps1,236,353    Ps1,695,996     $ 162,685
                                                       =======================================================

See accompanying notes.

                        INDUSTRIAS BACHOCO, S.A. DE C.V.
                                AND SUBSIDIARIES

                 Notes to the Consolidated Financial Statements

                  Years ended December 31, 2000, 2001 and 2002

                   (Thousands of constant Mexican pesos as of
                  December 31, 2002, except per unit amounts)



1.  Organization and Business Activity

Industrias Bachoco, S.A. de C.V. and subsidiaries (collectively "Bachoco" or the "Company") are engaged in the breeding, processing and marketing of poultry (chicken and eggs) swine and other products (principally feed). Poultry sales represent 89%, 90% and 90% of net sales for the year ended December 31, 2000, 2001 and 2002. All sales activities are carried out in Mexico, mainly through retailers, wholesalers and self-service outlets.


2.  Accounting Policies and Practices

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in Mexico ("Mexican GAAP"). The accounting policies and practices followed by Bachoco in the preparation of its consolidated financial statements are the following:

Estimates in financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Risk

The Company invests a portion of its surplus cash in cash deposits in financial institutions with strong credit ratings and has established guidelines related to diversification and maturities that the Company believes maintains safety and liquidity. The Company has not experienced any losses on its cash equivalents. The Company does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company's customer base is geographically diverse, thus spreading the credit risk.

Consolidation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. The ownership interests of other stockholders in such subsidiaries are reflected as minority interest. Intercompany balances, investments and transactions have been eliminated in the consolidation.

The  accompanying   consolidated  financial  statements  include  the  following consolidated subsidiaries as of December 31, 2000, 2001 and 2002:



                                                     Percentage equity interest
                                                     ------------------------------
                                                          2000      2001      2002
                                                     ------------------------------
                                                              %         %         %
Bachoco, S.A. de C.V.  ("BSACV")                           100       100       100
Operadora de Servicios de Personal, S.A. de C.V.           100       100       100
Servicios de Personal Administrativo, S.A. de C.V.         100       100       100
SECBA, S.A. de C.V.                                        100       100         -
SEPETEC, S. A. De C.V.                                     100       100       100
Acuicola Bachoco, S.A. de C.V.                             100       100       100
Huevo y Derivados, S.A. de C.V.                             97        97        97
Pecuarius Laboratorios, S.A. de C.V.                        64        64        64
Aviser, S.A. de C.V.                                       100       100       100
Campi Comercial, S.A. de C.V.                              100       100       100


In April 2002, the subsidiary Secba, S.A. de C.V. was sold for Ps 5,075 to a related party generating a gain of Ps 722, which is included in other income; consequently, this subsidiary's figures were not consolidated from the date of sale.

This entity continues to render administrative services to the Company. The effects of the deconsolidation of this subsidiary are immaterial and do not affect the comparability of the accompanying financial statements.

Recognition of the effects of inflation on financial information

The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information," as amended, issued by the Mexican Institute of Public Accountants (the "Mexican Institute") which recognizes the effects of inflation. Bulletin B-10 requires the restatement of all financial statements to constant Mexican pesos as of the date of the latest financial statements being reported.

The accompanying consolidated financial statements and notes were restated in constant Mexican pesos as of December 31, 2002 as follows:

-- The consolidated balance sheets, consolidated statements of changes in stockholders' equity and the consolidated statements of changes in financial position have been restated in constant Mexican pesos as of December 31, 2002, using the Mexican National Consumer Price Index (the "NCPI") published by Banco de Mexico.

-- The consolidated statements of income have been restated in constant Mexican pesos as of December 31, 2002, using the NCPI for the month in which the transactions (income and expenses) occurred.

The NCPI as of December 31, 2000, 2001 and 2002, and the rates of inflation for the years then ended were:



                                                        Rate of inflation
                                             NCPI           for the year
         ------------------------------------------------------------------
         December 31, 2000                      336.596               8.96%
         December 31, 2001                      351.418               4.40%
         December 31, 2002                      371.450               5.70%


The significant effects of Bulletin B-10 are described below:

Deficit from restatement of stockholders' equity

This account consists of the accumulated losses on net monetary position of Bachoco at the time the provisions of Bulletin B-10 were first applied and the subsequent gain or loss from holding nonmonetary assets, principally property, plant and equipment and inventories. A gain or loss from holding nonmonetary assets originates when the replacement cost of these assets is higher or lower than the cost of these assets restated by the NCPI.

Comprehensive financing income

The comprehensive financing income includes interest earned and paid, as well as the results of exchange differences and the gain or loss on monetary position.

Foreign exchange gains and losses on transactions denominated in a currency other than the Mexican peso result from fluctuations in exchange rates from the date transactions occur to the time of settlement or valuation of the receivable or payable using the corresponding rate of exchange at the end of the period.

Gains and losses on net monetary position are computed by applying the NCPI inflation rate to the average net monetary long or short position.

Cash equivalents

Cash equivalents are carried at cost plus accrued interest, which approximates market value. Cash equivalents are highly liquid and have maturities of ninety days or less when acquired. The market value of financial instruments has also been included in this caption due to its immateriality (Ps 2,112 in 2001 and Ps 194 in 2002).

Accounts receivable

The Company periodically and systematically reviews the aging and collection of its accounts receivable. As a result of this procedure, the Company set up an allowance for doubtful accounts of Ps 31,301 and Ps 31,701 as of December 31, 2001 and 2002, respectively.

The recoverable value added tax is related to purchases of certain raw materials, property, plant and equipment and services charged by suppliers, which is subject to reimbursement.

Inventories

Inventories are stated at average cost of acquisition or production, which approximates estimated replacement cost, not in excess of net realizable value. Declines in productivity of breeder birds and swine are estimated based on expected future production and deducted from inventories.

Property, plant and equipment

Property, plant and equipment were carried at replacement cost, determined annually by an independent appraiser, through 1996. The fifth amendment to Bulletin B-10 (as modified), which is applicable to financial statements for periods beginning on or after January 1, 1997, disallows the use of appraisals. Based on such amendment, the Company restated the appraisal value at December 31, 1996 and property, plant and equipment purchases since January 1, 1997 are carried at cost adjusted by the NCPI. Comprehensive financing cost related to the construction in progress, is capitalized during the installation or preoperating period and amortized over the estimated useful lives of the assets.

Labor obligations

Under Mexican labor law, employees are entitled to a compensation payment ("seniority premium") upon death, dismissal or at retirement after 15 or more years of service. Bachoco accounts for this obligation in accordance with Bulletin D-3 Labor Obligations issued by the Mexican Institute; consequently, seniority premium costs are recognized periodically during the years of service by employees, based on actuarial computations.

Also, in accordance with Mexican labor law the Company is contingently liable for severance payments to employees who are unjustifiably dismissed. Such payments are charged to income in the year in which the decision to dismiss an employee is made.

Bachoco has established a defined benefit pension plan which has been accounted for in accordance with the requirements of Bulletin D-3. This Bulletin defines, among other things, the accounting treatment of pensions and seniority premiums.

Income taxes and employee profit sharing

On January 1, 2000, the requirements of Mexican accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing", issued by the Mexican Institute, became effective. Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued.

In conformity with Bulletin D-4, the accumulated effect of deferred taxes at the beginning of 2000 was applied to stockholders' equity, without restating the financial statements of prior years.

Due to the change in tax legislation mentioned in Note 13, effective January 1, 2002, the annual change in the deferred tax liability is to be presented in the statement of operations, except for the portion that corresponds to the holding of non-monetary assets, which is to be presented under stockholders' equity. Through December 31, 2001, the current year deferred tax was presented in the statement of operations and represented the amount necessary for the total amount of the current year tax and the deferred tax to be 21.21% of pretax income. The difference between the deferred tax amount taken to income and the net change in the deferred tax balance was allocated to stockholders' equity.

Current year income tax is charged to results of operations and represents a liability due and payable in less than one year net of advances.

The Company evaluates periodically the possibility of recovering deferred tax assets and if necessary, adjusts the related reserve.

Bulletin D-4 requires that asset tax be included in the deferred income tax balance, after consideration of its recovery.

In conformity with this Bulletin, deferred employee profit sharing should be recognized only on temporary differences determined in the reconciliation of current year net income for financial and tax reporting purposes, provided there is no indication that the related liability or asset will not be realized in the future.

Current year employee profit sharing should be charged to results of operations and represents a liability due and payable in a period of less than one year.

Revenue recognition

Revenue is recognized as earned, when all of the following criteria are met:

-  Persuasive evidence of an arrangement exists
-  Delivery has occurred
-  The seller's price to the buyer is fixed or determinable
-  Collectibility is reasonably assured

Net income per unit

Net income per unit has been computed based on majority net income and on the weighted average number of units outstanding.

Consolidated statements of changes in financial position

Bulletin B-12 establishes the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between the beginning and ending financial statement balances in constant pesos. Also, according to this Bulletin, the foreign exchange gain or loss, and the gain on net monetary position, are not presented as resources provided by operating activities.

Comprehensive income

Requirements of the new Mexican accounting Bulletin B-4, Reporting Comprehensive Income, went into effect on January 1, 2001. Bulletin B-4 requires the disclosure of comprehensive income in the statement of changes in shareholders' equity. Comprehensive income represents current year net income plus those items that are reflected directly in shareholders' equity that do not constitute capital contributions, distributions or reductions.

Financial instruments

Bulletin C-2 "Financial Instruments", sets general rules for the assessment, presentation, and disclosure of financial information that issuers or investors in financial instruments should follow. Among those rules are the conditions that have to be met in order to be able to offset financial assets and liabilities. Likewise, it establishes that financial instruments should be measured at their fair value, with the exception of those that have been classified as being held until their maturity and those that qualify as hedges. The latter should be valued at their cost of acquisition.

Capitalized Software

The Company capitalizes software purchased from third parties. Where third parties are developing software for the company and the related software product under development has reached technological feasibility or if there are alternative future uses, the software is capitalized. Costs incurred prior to the establishment of technological feasibility are charged to product development expense.

The Company capitalizes qualifying internal and external costs incurred during the application development stage. Costs incurred during the preliminary project stage and post implementation stage/operation stage are expensed as incurred.

Goodwill

Goodwill represents the excess of fair value of the net assets acquired over the purchase price paid for acquired subsidiaries and affiliates. Goodwill is amortized using the straight-line method over a twenty-year period.

Recent pronouncements

Agriculture

Effective January 1, 2003, the Company adopted the requirements of the new Bulletin E-1, Agriculture, which establishes the rules for recognizing, measuring, presenting and disclosing biological assets and agricultural products, as well as establishing the tax treatment to be applied to government subsidies related to a biological asset.

Bulletin E-1 requires biological assets and agricultural products (the latter at the time of harvesting) to be valued at their fair value, less the estimated costs at the point of sale. Bulletin E-1 also states that when the fair value cannot be determined in a reliable and objective manner, the aforementioned assets should be valued at production cost, less accumulated depreciation.

After December 31, 2002, certain assets included in the caption Inventories will be classified as biological assets or agricultural products. The Company has estimated that the cumulative effect of adopting this new Bulletin on January 1, 2003 will increase net income by approximately Ps 65,000, net of taxes.

Intangible assets

In January 2002, the Mexican Institute issued the new Bulletin C-8, "Intangible Assets", which is also effective for fiscal years beginning on or after January 1, 2003, although earlier observance is recommended. Bulletin C-8 ("C-8") replaces the previous Bulletin C-8, "Intangibles," and, among others things, specifies, that project development costs are to be capitalized if they meet certain established requirements with respect to their recognition as assets.

Preoperating costs incurred from the compulsory date of observance of the requirements of C-8 are to be expensed as incurred. Unamortized balances of preoperating expenses capitalized in terms of the previous Bulletin C-8 are to be amortized as specified in such bulletin. In order to reduce as much as possible the residual value of goodwill derived from business acquisitions, C-8 states that certain intangibles must be identified, quantified and excluded from goodwill when accounting for a business combination.

Contingencies and commitments

In December  2001,  the Mexican  Institute  issued  Bulletin  C-9,  Liabilities,
Provisions, Contingent Assets and Liabilities Commitments, which is effective for fiscal years beginning on or after January 1, 2003, although earlier observance is recommended. Bulletin C-9 replaces the previous Bulletin C-9, "Liabilities", and Bulletin C-12, "Contingencies and Commitments", and among other things, is more precise in defining provisions, accrued liabilities and contingent liabilities, and contains new requirements with respect to the recording of provisions, the use of the present value and the early retirement of debt securities or their replacement by a issuance of debt.

The observance of these two new accounting pronouncements are not expected to have a material impact on the Company's financial position or its results of operations.

Convenience translation

United States dollar amounts as of December 31, 2002, shown in the accompanying consolidated financial statements, have been included solely for the convenience of the reader and are translated from Mexican pesos to US dollars as a matter of arithmetic computation only, at an exchange rate of Ps 10.425 to one U.S. dollar, which was the exchange rate at December 31, 2002. Such translation should not be construed as a representation that the Mexican peso amounts could have been or could be converted into U.S. dollars at this or any other rate.

Reclassifications

Some amounts shown in the 2000 and 2001 financial statements have been reclassified for uniformity of presentation with 2002.


3.  Inventories

Inventories consists of the following as of December 31:

                                                           2001           2002
                                                    ------------------------------
Layer and breeder hens, grow-out flocks                 Ps 833,483     Ps 820,415
Processed chicken and commercial eggs                      288,046        174,603
Swine                                                       30,716         40,183
Feed material and other                                    692,910        831,914
                                                    ------------------------------
                                                         1,845,155      1,867,115
Allowance for productivity declines                      ( 143,357)     ( 143,007)
                                                    ------------------------------
Total                                                 Ps 1,701,798   Ps 1,724,108
                                                    ==============================


4.  Property, Plant and Equipment

Property, plant and equipment consists of the following as of December 31:



                                       Useful
                                       lives          2001            2002
                                      ----------------------------------------
Land                                         -   Ps 595,993      Ps 605,774
Buildings, farm structures and           10-30
  Equipment                              years    8,656,369       9,052,767
Office, furniture and equipment              3      189,954         203,560
Transportation equipment                   1-9      927,730         956,729
                                              --------------------------------
                                                 10,370,046      10,818,830
Accumulated depreciation                         (3,747,956)    ( 4,001,471)
                                              --------------------------------
Net                                               6,622,090       6,817,359
Construction in progress                            562,988         314,665
                                              --------------------------------
Total                                          Ps 7,185,078    Ps 7,132,024
                                              ================================


As described in Note 2, the Company capitalizes comprehensive financing cost on assets under construction during the construction period. In 2000, 2001 and 2002, there was no net cost of capitalized financing.

Depreciation expense for the years ended December 31, 2000, 2001 and 2002, was Ps 303,804, Ps 297,130 and Ps 317,004.


5.  Goodwill

Goodwill was generated in 1999, as a result of acquiring the shares of Grupo Campi, S.A. de C.V., for the amount of Ps 328,499. At December 31, 2001 and 2002, accumulated amortization aggregates Ps 32,313 and Ps 48,316, respectively.

Amortization expense for the years ended December 31, 2000, 2001 and 2002, was Ps 16,195, Ps 16,117 and Ps 16,003.

6.  Notes Payable to Banks and Long-term Debt

Notes payable to banks and long-term debt, as of December 31, consists of the following:



                                                           2001          2002
                                                      --------------------------
Notes payable to banks:
Unsecured:
Denominated in Mexican pesos, interest
  rate 2001: 8.05%; 2002: CETES FIRA rate
  less 3.5 points                                     Ps 57,164     Ps 25,000


The weighted average interest rate on short-term notes payable at December 31, 2001 and 2002 was 8.05% and 4.02%, respectively.

                                                          2001         2002
                                                     ---------------------------

Long-term debt to banks:
Secured by equipment
    Denominated in Mexican pesos,
    repayable in monthly installments
    through 2010, at CETES rate plus 2 points.         Ps73,357      Ps65,600

    Maturing in 2005, at interbank equilibrium
     (TIIE) rate plus 4 points or CETES rate plus 2
     points                                              17,384        12,337

Unsecured:
    Denominated in U.S. dollars
     Maturing in 2002
     LIBOR rate plus 20%                                 31,732             -
     LIBOR rate plus 35%                                 12,125             -

     Maturing in 2003.
     TIIE rate plus .5 points                            97,012        51,970
     LIBOR rate plus 20%                                 25,855        29,505
     LIBOR rate plus 35%                                  3,112         2,427

     Maturing in 2004
     LIBOR rate plus 20%                                  3,546         3,800

     Maturing in 2005
     LIBOR rate plus 20%                                    351           374
                                                     ------------------------
Total                                                   264,474       166,013
Less current portion                                    (99,889)     ( 92,713)
                                                     ------------------------
Total long-term debt                                 Ps 164,585     Ps 73,300
                                                     ========================


Weighted average interest rates on long-term debt at December 31, 2001 and 2002 were approximately 3.41% and 5.62%, respectively. The weighted average interest rate on the Company's total debt at December 31, 2001 and 2002 was 4.23% and 5.41%, respectively.

Maturities of long-term debt as of December 31, 2002 are as follows:

                                            Year       Amount
                                            -------------------
                                            2004       13,810
                                            2005       11,690
                                            2006        8,200
                                            2007        9,200
                                            2008        9,900
2009 and thereafter                                    20,500
                                                 -------------
                                                 Ps   73,300
                                                 =============


At December 31, 2001 and 2002, unused lines of credit totaled Ps 1,942,327 and Ps 2,042,768, respectively. In 2001 and 2002, the Company did not pay any fee for unused lines of credit.

The book value of assets collateralizing long-term debt was Ps 484,582 at December 31, 2001 and Ps 468,162 at December 31, 2002.


7.  Financial instruments

During 2001 the Company signed forwards contracts to hedge against exchange rate losses attributable to feed purchases we make in U.S. dollars. The contracts expired in 2002. As of December 2001, the outstanding forward contracts amounted to US$ 15,000 (Ps 147,629), which are valued at the closing exchange rate. The exchange rate differences are incorporated into the results of operations as part of the comprehensive cost of financing.

In order to finance imports of raw materials, the Company entered into two put options for the acquisition and sale of Mexican pesos futures in the Chicago market that matured in December 2002. At the date of maturity both options were exercised and as a result, at December 31, 2002, the Company has a short position on 250 Mexican pesos futures contracts that expire in June 2003, with a market value gain of U.S.$ 190,625 and a long position on 250 Mexican peso futures contracts expiring in January 2003 with a market value loss of U.S.$ 171,875. The net gain of U.S.$ 18,750 (Ps. 194,888) was credited to exchange gain (loss) in the income statement. These instruments were valued at market because they did not quality for hedge accounting under Bulletin C-2.


8.  Related Parties

a) A summary of related party accounts payable as of December 31, is as follows:


                                           Relation       2001         2002
                                       ------------------------------------------
Llantas y Accesorios, S.A. de C.V.        Affiliate    Ps 1,228      Ps 1,445
Maquinaria Agricola, S.A. de C.V.         Affiliate       2,029         1,104
Qualyplast, S.A. de C.V.                  Affiliate         345           109
Vimifos, S.A. de C.V.                     Affiliate      12,938         7,357
Autos y Accesorios, S.A. de C.V.          Affiliate           -         1,161
Secba, S.A. de C.V.                       Affiliate           -         8,141
Others                                                       24           844
                                                      -----------------------
                                                      Ps 16,564     Ps 20,161
                                                      =======================

All of these companies are considered as related parties, as the Company's main shareholders are also directly or indirectly, shareholders of these companies. All transactions are of a business nature.

b) For the years ended December 31, 2000, 2001 and 2002, the Company had the following transactions with related parties:



                                             2000       2001         2002
                                           ----------------------------------
Airplane leasing expenses                  Ps 3,036    Ps 2,761      Ps 3,384
Purchases of vehicles, tires and spare
 parts                                       51,903      32,993        48,053
Purchases of feed, raw materials and
  packing supplies                          145,485     142,084        97,911
Administrative services                           -           -       306,472



9.  Other taxes payable and other accruals

An analysis of other taxes payable and other accruals presented in the financial statements is as follows:


                                             2001         2002
                                      ----------------------------

Expenses payable                         Ps 117,899     Ps 75,548
Taxes payable                                11,490             -
Interest payable                              2,936         1,785
Salaries payable                              7,985         6,583
Rights payable                               14,659        12,291
Social Securities                            19,088        15,429
Employee profit sharing                      27,314         1,997
Other accounts payable                       16,608         2,425
                                      ----------------------------
Total                                 Ps217,979     Ps116,058
                                      ============================



10.  Labor Obligations

Bachoco implemented a defined benefit retirement pension plan that covers all non-unionized employees. Participating employees are required to contribute 1% of their salary. Such percentage may be increased based on years of service up to a maximum of 5%. The contributions to the plan are considered deductible for income tax purposes. Bachoco recognizes these labor obligations on the basis of independent actuarial computations, using the projected unit-credit method, and the provisions of Bulletin D-3.

Seniority premiums accruing to employees are recognized on the basis of independent actuarial computations, following the methodology prescribed in Bulletin D-3.

The analysis of the net period cost, the funded status and the assumptions considered in the pension plan and the seniority premium obligation at December 31, 2001 and 2002 is as follows:


                                                      Pension plan
                                              2000        2001         2002
                                           ----------------------------------
Net period cost:
Labor cost                                 Ps 6,155    Ps 7,480      Ps 3,272
Return on plan assets                       ( 1,754)    ( 2,352)        ( 881)
Amortization of past service costs            2,172       2,472           509
Interest cost                                 3,605       4,441         1,216
                                          -----------------------------------
Net period cost                           Ps 10,178   Ps 12,041      Ps 4,116
                                          ===================================

Labor obligations:
Accumulated benefit obligation                        Ps 86,909     Ps 19,783
                                                      -----------------------

Projected benefit obligation                          Ps 98,960     Ps 23,802
Plan assets                                            ( 40,470)     ( 14,829)
Unrecognized prior service cost                        ( 26,939)      ( 3,915)
Actuarial losses                                        ( 2,156)        7,566
Unrecognized changes or improvements                   ( 17,354)      ( 8,507)
                                                      -----------------------
Net projected benefit obligation                      Ps 12,041      Ps 4,117
                                                      -----------------------


Unfunded accumulated benefit obligation                Ps46,439     Ps4,954
                                                       ----------------------

Additional liability                                   Ps34,398     Ps837
                                                       ----------------------
Intangible assets                                      Ps34,398     Ps837
                                                       ----------------------
Change in benefit obligation:

Benefit obligation at beginning of year               Ps 78,178    Ps98,960
Deconsolidation of the subsidiary Secba                       -     ( 84,172)
                                                       ----------------------
                                                         78,178        14,788
Service cost                                              7,480         3,272
Interest cost                                             4,441         1,216
Actuarial differences                                     9,303         4,670
Benefits paid                                             ( 442)        ( 144)
                                                      -----------------------
Projected benefit obligation at end of year           Ps 98,960     Ps 23,802
                                                      =======================
Changes in plan assets:
Fair value of plan assets at beginning of
  year                                                Ps 26,649     Ps 40,470
Deconsolidation of the subsidiary Secba                       -      ( 38,413)
                                                      -----------------------
                                                         26,649         2,057
Actual return on plan assets                              2,352           881
Employer contribution                                     8,656         3,517
Actuarial differences                                     3,255         8,518
Benefits paid                                             ( 442)        ( 144)
                                                      -----------------------
Fair value of plan assets at end of year              Ps 40,470    Ps 14,829
                                                      =======================



                                                      Seniority premium
                                              2000        2001         2002
                                           ----------------------------------
Net period cost:
Labor cost                                 Ps 1,910    Ps 2,050      Ps 2,253
Amortization of past service costs              880       1,220         1,548
Interest cost                                 1,162       1,234         1,297
                                          -----------------------------------
Net period cost                           Ps 3,952     Ps 4,504      Ps 5,098
                                          ===================================

Labor obligations:
Accumulated benefit obligation                        Ps 25,920     Ps 23,877
                                                      -----------------------

Projected benefit obligation                          Ps 27,733     Ps 26,499
Unrecognized prior service cost                         ( 8,289)      ( 6,850)
Actuarial losses                                        ( 8,549)      ( 3,189)
Unrecognized improvements to the plan                   ( 1,650)      ( 7,019)
                                                      -----------------------
Net projected seniority premium                        Ps 9,245      Ps 9,441
                                                      -----------------------

Unfunded accumulated benefit obligation               Ps 25,920     Ps 23,877
                                                      -----------------------

Additional liability                                 Ps (16,675)   Ps (14,436)
Intangible assets                                        16,012        13,753
                                                      -----------------------
Minimum seniority premium liability
  adjustment                                           Ps  (663)      Ps (683)
                                                      =======================


Change in benefit obligation:

Benefit obligation at beginning of year               Ps 22,949     Ps 27,733
Deconsolidation of the subsidiary Secba                       -       ( 2,746)
                                                      -----------------------
                                                         22,949        24,987
Service cost                                              2,050         2,253
Interest cost                                             1,234         1,297
Actuarial differences                                     4,446         1,324
Benefits paid                                           ( 2,946)      ( 3,362)
                                                      -----------------------
Projected benefit obligation at end of year           Ps 27,733     Ps 26,499
                                                      =======================


At December 31, 2002 80% of plan assets were invested in fixed-income securities (80% in 2001) and 20% in variable-income securities (20 % in 2001). The fair value of plan assets is the same as their carrying value.

Intangible assets are included in the balance sheet as part of other assets.

The prior service cost, the past service costs and actuarial differences assumptions will be amortized over a period ranging from 21 to 25 years (the average remaining working life of employees).

The rates considered in the actuarial study were in 2000, 2001 and 2002 as follows:




Labor obligations discount          5.50%
Future salary increases             2.50%
Return on assets                    6.50%

11.  Contingencies and Commitments

Bachoco has entered into operating leases for certain offices, production sites, and in 2000 for automotive and computer equipment. Most leases contain renewal options. Rental expense was as follows:




                   Year ended
                   December 31
                 ---------------
               2000       Ps 37,995
               2001          49,867
               2002          30,584


Future minimum annual rental payments under existing operating leases with initial terms in excess of one year as of December 31, 2002, are as follow:




                    Year ended
                     December 31
                    ----------------
               2003      Ps  26,337
               2004          22,048
               2005          20,774
               2006          19,260
               2007          13,761
2008 and thereafter          12,757
                    ----------------
       Total             Ps 114,937
                    ================



12.  Stockholders' Equity

a) In April 1997, Bachoco had a stock split and created so-called "BL" units, which consist of one series "B" share and one series "L" share, and so-called "BB" units, which consist of two series "B" shares. An analysis of capital stock is as follows:




Units at December 31, 1999                      296,820,000
Repurchased units                                 ( 821,000)
Sales of repurchased units                        1,453,000
                                    ------------------------
Units at December 31, 2000                      297,452,000
Repurchased units                               ( 1,846,000)
Sales of repurchased units                        2,548,100
                                    ------------------------
Units at December 31, 2001                      298,154,100
Repurchased units                               ( 2,534,300)
Sales of repurchased units                        1,845,900
                                    ------------------------
Units at December 31, 2002                      297,465,700
                                    ========================


Series "L" shares have limited voting rights.

b) In 2000, 2001 and 2002, the Company declared and paid cash dividends at nominal values of Ps 156,117, Ps 313,189 and Ps 267,834, respectively (Ps 180,004, Ps 340,061 and Ps 277,747, in constant Mexican pesos) or Ps 0.53, Ps
1.05 and Ps 0.90, respectively, per unit in nominal pesos.

c) The Mexican Corporation Act requires that at least 5% of each year's net income be appropriated to increase the legal reserve until such reserve is equal to 20% of capital stock issued and outstanding. The balance of the legal reserve at December 31, 2001 and 2002, included in retained earnings, was Ps 168,608.

d) The Company approved a stock repurchase plan in 1998, in conformity with the Mexican Securities Trading Act, providing a stock repurchase reserve for that purpose of Ps 180,000 (Ps 249,026 expressed in constant Mexican pesos) through the appropriation of retained earnings in 1998. During 2000, 2001 and 2002, the Company repurchased 821 thousand, 1,846 thousand and 2,534 thousand units for Ps 24,625, Ps 30,152 and Ps 38,346, respectively. In 2000, 2001 and 2002 the
Company sold 1,453 thousand, 2,548 thousand and 1,846 thousand of units, respectively, previously repurchased; the sale value of latter was for Ps 29,936 Ps 37,331 and Ps 28,098.

e) The Company is required to pay taxes on dividends distributed to stockholders only to the extend the payment made exceeds the balance of the net tax profit account (CUFIN), which is used to control earnings on which income tax has already been paid.

Income tax paid on dividends refers to a tax payable by corporate entities and not by individuals. Additionally, from January 1, 1999 through December 31, 2001, cash dividends paid to individuals as stockholders were subject not only to the income tax payable by corporate entities but also a tax withholding of approximately 7.70%.

The Company obtains the majority of its revenues and net profit from Bachoco, S.A. de C.V. ("BSACV"). For the years 2000 through 2002, pretax income of BSACV and such companies, represented between 84% and 99% of Bachoco's consolidated pretax income.

Dividends on which BSACV has paid income tax will be credited to the Company's "CUFIN" account and, accordingly, no further income tax will be paid when such amounts are distributed as dividends to the Company's stockholders.

f) The corporate income tax rate for the years 2002 and 2001 was 35%. However, from 1999 through 2001, corporate taxpayers had the option of deferring a portion so that the tax payable represented 30% of taxable income. The earnings on which there was a deferral of taxes had to be controlled in a so-called "net reinvested tax profit account" ("CUFINRE"). This was basically to clearly identify the earnings on which the taxpayer had opted to defer payment of corporate income tax.

Since the Company opted for this tax deferral, earnings will be considered to be distributed first from the "CUFINRE" account and any excess will be paid from the "net tax profit account" ("CUFIN") so as to pay the 5% deferred tax. Effective January 1, 2002, the above-mentioned option of deferring a portion of income tax was eliminated.


13.  Income Tax, Asset Tax and Employee Profit Sharing

a) The Company and each of its subsidiaries file separate income tax returns. Through December 31, 2001, Bachoco, S.A. de C.V. ("BSACV"), the Company's principal operating subsidiary, has been subject to payment of corporate income tax under the provisions of the simplified statutory regime ("Simplified regime)", which was applicable to a company engaged in agriculture, transportation and certain other activities that derived no more than 10% of its net sales from the production of "processed" products, as defined in the law.

Effective January 1, 2002, the Mexican Congress passed a new income tax law that substantially modified the procedure for determining taxable income of those entities that will continue to pay taxes under the simplified regimen, now called New Simplified Regime.

The new simplified regimen continues to be applicable to entities engaged exclusively in agricultural activities (including livestock raising, fishing and forestry), but instead of paying income tax on only certain types of transactions, such as dividend payments or loans, the new law establishes a system for determining a taxable income based on revenues collected net of deductible expenses paid. This new tax base does not allow for the deduction of the value of fixed assets and inventories as of December 31, 2001.

The new simplified regimen establishes a corporate income tax rate of 35%, with a gradual one-percentage point annual decrease, until the tax rate is reduced to 32% in 2005. Companies paying income tax under the new simplified regimen also have a 50% reduction in the rate. Under the new law, as a transition requirement, entities paying taxes under the old regime had to determine the total amount of earnings of prior years on which taxes need to be paid or the available tax loss carryforward at the date on which it was enacted. As a result of this requirement the Company determined a tax loss carryforward in the amount of Ps. 2,938,630, as of January 1, 2002.

b) In addition to income tax, the Company and its subsidiaries are also subject to an alternative minimum tax known as asset tax, which is assessed on the average value of most assets net of certain liabilities. The general asset tax rate is 1.8%, but under the simplified regime, BSACV is subject to a 0.9% rate and to special rules excluding many assets from the determination of asset tax and a tax compensation derived from the investment in assets. The net amount of assets subject to asset tax at December 31,2002 was Ps 12,961.

The Company and its subsidiaries are required to pay asset tax if the amount of asset tax exceeds the computed income tax liability. Asset tax paid can be credited against income tax in subsequent years (up to ten years). At December 31, 2002, the Company had, at nominal value, Ps 4,620 in asset tax credits.

c) For the years ended December 31, 2000, 2001 and 2002, income tax charged (credited) to results of operations was as follows:




                                             2000        2001          2002
                                        -------------------------------------

Current year income tax                  Ps  46,657   Ps 41,342     Ps 46,580
Current year asset tax                        1,062         215         3,246
Deferred income tax                         386,309     289,127     ( 235,016)
                                        -------------------------------------
Total income tax                        Ps 434,028   Ps 330,684   Ps (185,190)
                                        =====================================

As explained above, the Company's main subsidiary pays taxes under the simplified regimen. Effective January 1, 2002, the related income tax is payable on the basis of revenues collected net of deductible expenses paid, as well as on dividends paid, to the extent they exceed the net tax profit account (see
Note 12 e). Consequently, the computation of deferred income tax using the asset and liability method of Bulletin D-4 is now allowed. The effects of temporary differences at December 31, 2001 and 2002 are as follows:



                                                        2001           2002
                                                    -------------------------
Assets:
-------
Accounts receivable                                      Ps   -    Ps (64,261)
Accounts payable                                              -      ( 64,222)
Asset tax                                                     -       ( 4,620)
Tax loss carry forward allowed
for change to new regime                                      -     ( 275,874)
                                                    -------------------------
                                                                    ( 408,977)
                                                    -------------------------

Liabilities:
------------
Inventories                                                   -       245,882
Fixed assets                                                  -     1,147,006
Additional liability from stockholders equity         1,706,462       474,897
                                                    -------------------------
                                                      1,706,462     1,867,785
                                                    -------------------------
Total deferred income tax liability, net            Ps1,706,462   Ps1,458,808
                                                    =========================


As described above, the Company was under the simplified regimen for the calculation of income tax in previous years. Such tax was payable only in certain types of transactions such as the payment of dividends and other nondeductible payments. Therefore, the only temporary difference identified was the earned capital not distributed which may be subject to taxes in the future.

The effects of temporary differences giving rise to the deferred tax liability, taking into consideration only the difference on earned capital at December 31, 2001 and 2002, were as follows:

                                                       2001           2002
                                                   --------------------------

Effect of simplified regimes                       Ps 1,671,105  Ps 1,438,857
Other effect outside simplified regimes                  35,357        19,951
                                                   --------------------------
Deferred income tax liability                      Ps 1,706,462  Ps 1,458,808
                                                   ==========================


At December 31, 2002, the deferred tax liability determined based on the difference between the book and the tax value of stockholders' equity is greater than that determined using the asset and liability method. Consequently, the Company recognized an additional liability in the amount of Ps 474,897, (Ps 1,706,462 in 2001).

The initial effect of the application of Bulletin D-4 represented a decrease in stockholders' equity and the recognition of a liability of Ps 1,159,619 at January 1, 2000.

The most significant items that gave rise to a difference between the total amount of current year income tax and the current year deferred tax determined at the statutory rate are as follows:


                                              2000       2001          2002
                                             --------------------------------
                                                %           %             %
Statutory income tax rate                     21.21       21.21         17.50
Effect of companies outside simplified regime  3.08        1.22          1.48
Effect of non-taxable book items                  -           -         (4.63)
Benefit derived from change in law effective
  in 2002 and changes in tax rate                 -           -        (28.63)
                                             --------------------------------
Effective income tax rate                     24.29       22.43        (14.28)
                                             ================================


In conformity with applicable requirements through December 31, 2001, deferred taxes were determined based on differences between stockholders' equity for financial and tax reporting purposes, at the rate of 21.21%.

At December 31, 2001 and 2002, the tax value of the company's equity, which will not be subject to taxation, is comprised of the following:

                                                        2001           2002
                                                    -------------------------

Restated contributed capital (CUCA)                Ps 1,538,754  Ps 1,538,754
Net tax profit (CUFIN) and net reinvested
tax profit (CUFINRE)                                    493,482       374,967
                                                   --------------------------
Total                                              Ps 2,032,236  Ps 1,913,721
                                                   ==========================

The Company and BSACV have no employees, but each of the subsidiaries of the Company is required under Mexican law to pay employees, in addition to their compensation and benefits, profit sharing in an aggregate amount equal to 10% of such subsidiary's taxable income subject to certain adjustments.

14.  Segments

The Company adopted the International Accounting Standard No. 14 "Segment Reporting", this standard establishes the rules for reporting information related to segments of operations. The segments of operation are the components of operations of a company subject to risks and benefits that are different from other segments of the business. The information included in the column "Others" is basically related to swine and feed. The disclosures required by International Accounting Standard are as follow:


                                                       2000
                                      -----------------------------------------------

                                                    Others including
                                                     eliminations and
                                          Poultry    adjustments           Total
                                      -----------------------------------------------
Net Sales                              Ps 9,156,600  Ps 983,659 Ps 10,140,259
Cost of sales                             6,450,307     793,778     7,244,085
Gross profit                              2,706,293     189,881     2,896,174
Interest income                             186,807      10,970       197,777
Interest expense                            139,237       8,176       147,413
Loss on net monetary position                97,497       5,726       103,223
Income tax and asset tax                    410,130      23,898       434,028
Majority net income                       1,257,168      88,207     1,345,375
Property, plant and equipment, net        6,686,262     219,433     6,905,695
Total Assets                             10,243,711     382,089    10,625,800
Total Liabilities                         2,800,197     101,000     2,901,197
Capital expenditures and investment in
  Grupo Campi                               283,782           -       283,782
Expenses not requiring cash
  disbursement:
  Depreciation                              294,958       8,846       303,804


                                                          2001
                                      ------------------------------------------
                                                     Others including
                                                     eliminations and
                                          Poultry    adjustments          Total
                                      ------------------------------------------
Net Sales                              Ps 9,167,664 Ps1,034,588  Ps10,202,252
Cost of sales                             6,619,787     848,106     7,467,893
Gross Profit                              2,547,877     186,482     2,734,359
Interest income                             136,236       9,972       146,208
Interest expense                             66,543       4,870        71,413
Gain on net monetary position                26,512       1,940        28,452
Income tax and asset tax                    308,132      22,552       330,684
Majority net income                       1,060,768      77,639     1,138,407
Property, plant and equipment, net        7,050,190     134,888     7,185,078
Total Assets                             10,962,022     167,621    11,129,643
Total Liabilities                         2,731,291      49,591     2,780,882
Capital expenditures and investment
  in Grupo Campi, net                       576,513           -       576,513
Expenses not requiring cash
  disbursement:
  Depreciation                              289,378       7,752       297,130



                                                      2002
                                  ---------------------------------------------------
                                                  Others including
                                                  eliminations and
                                      Poultry     adjustments             Total
                                  ---------------------------------------------------
Net Sales                              Ps 9,354,714 Ps1,003,148  Ps10,357,862
Cost of sales                             6,820,085     863,381     7,683,466
Gross Profit                              2,534,629     139,767     2,674,396
Interest income                             102,462       5,564       108,026
Interest expense                             29,758       1,621        31,379
Loss on net monetary position             ( 103,167)      ( 607)    ( 103,774)
Income tax and asset tax                  ( 225,957)     40,767     ( 185,190)
Majority net income                       1,401,242      77,269     1,478,511
Property, plant and equipment, net        6,840,967     291,057     7,132,024
Total Assets                             11,059,203     505,287    11,564,490
Total Liabilities                         2,021,198      69,260     2,090,458
Capital expenditures                        263,950           -       263,950
Expenses not requiring cash
  disbursement:
  Depreciation                              305,994      11,010       317,004


                                                        2000
                                  ---------------------------------------------------
                                      Chicken            Egg           Total
                                  ---------------------------------------------------
Net Sales                           Ps 8,528,457   Ps  628,143    Ps 9,156,600


                                                         2001
                                  ---------------------------------------------------
                                      Chicken            Egg         Total
                                  ---------------------------------------------------

Net Sales                           Ps 8,401,789     Ps 765,875    Ps 9,167,664



                                                      2002
                                  ---------------------------------------------------
                                      Chicken            Egg          Total
                                  ---------------------------------------------------

Net Sales                           Ps 8,378,035     Ps 976,679    Ps 9,354,714



15.  Foreign Currency Position

A summary of Bachoco's assets and liabilities denominated in U.S. dollars (the only foreign currency) as of December 31:




                                                      (Thousands U.S. dollars)
                                                              2001             2002
                                                ------------------------------------
Assets:
  Cash and cash equivalents                                $20,033          $10,000
   Advances to suppliers                                    19,556           17,722
                                                ------------------------------------
                                                            39,589           27,722
Liabilities:
  Notes payable to banks and long-term
   Debt                                                   ( 18,929)         ( 8,473)
  Suppliers                                               ( 16,118)        ( 14,655)
                                                ------------------------------------
                                                          ( 35,047)        ( 23,128)
                                                ------------------------------------
Net long position                                           $4,542           $4,594
                                                ====================================


As of December 31, 2001 and 2002, the exchange rate was Ps 9.178 and Ps 10.394 per dollar, respectively.

Assets from foreign origin included in the consolidated balance sheets as of December 31, 2001 and 2002, were:


                                         (Thousands of U.S. dollars)
                                           2001            2002
                                     -----------------------------
Inventories                                $5,601         $18,854
Property, plant and equipment             114,405         112,853


Imported raw materials, in thousands of U.S. Dollars, were $ 158,692 in 2000, $ 191,802 in 2001 and $131,985 in 2002. Interest expense, in thousands of U.S. dollars from debt denominated in U.S. dollars was $ 9,780 in 2000, $ 2,622 in 2001 and $ 349 in 2002.

16.  Hurricane Isidore

In September of 2002, hurricane Isidore affected the company's complex located in the peninsula of Yucatan, and approximately 60% of the chicken farms operating in that region. The Company started the repair of their farms in this area immediately and, according to its plan, expects to be finished by September 2003. Other facilities as breeder farms, processing plant and balance feed plants suffered no material damage.

The assets were properly covered by an insurance policy and as a result of that the Company credited Ps 19,970 to results of operations under the caption "other income."

17. Differences Between Mexican and United States Generally Accepted Accounting Principles

Bachoco's consolidated financial statements are prepared in accordance with "Mexican GAAP", which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP").

The accompanying reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Bulletin B-10, as amended, because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost based financial reporting for both Mexican and U.S. accounting principles.

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect consolidated operating income, net income, stockholders' equity and changes in financial position for each of the three years ended December 31, 2000, 2001 and 2002.

Deferred income tax and employee profit sharing

The Company follows the requirements of Mexican accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing", issued by the IMCP. Bulletin D-4 requires the recognition of deferred taxes on all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued.

Bachoco has applied Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes" ("SFAS 109"), for all periods presented, which requires that deferred income taxes be determined using the liability method for all temporary differences between financial reporting amounts and the tax basis of assets and liabilities, and that deferred taxes on such differences be measured at the enacted income tax rates for the year in which such taxes are expected to be payable or refundable.

In the Company's case the application of both rules did not generate a reconciling difference in 2000, 2001 and 2002; therefore, there is no difference between Mexican and US GAAP in those years.

In addition, as described in Note 13, under Mexican labor law, the Company is required to pay employee profit sharing. As of December 31, 2000, 2001 and 2002, the Company did not recognize deferred employee profit sharing as required by SFAS 109, due to its immateriality. Employee profit sharing expense has been included in operating expenses for US GAAP presentation purposes.

The deferred tax adjustment included in net income and stockholders' equity reconciliations, represent the effect of deferred taxes on other U.S. GAAP adjustments reflected in the respective summaries.

Capitalized financing cost

Under Mexican GAAP, capitalization of comprehensive financing cost on assets under construction or in the pre-operating stage is allowed but not required. Bachoco has elected to capitalize such comprehensive financing cost. Under U.S. GAAP, interest expense incurred during the construction period on qualifying expenditures must be considered an additional cost to be capitalized. Under U.S. GAAP when financing is in Mexican pesos, the monetary gain is included in this computation; when financing is denominated in U.S. dollars, only the interest is capitalized and exchange losses are not included. The amount of interest or net financing cost capitalized for US GAAP purposes was determined by reference to the Companies average cost of outstanding debt.

Minority interest

Under Mexican GAAP, minority interest is presented as a component of stockholders' equity, immediately after total majority stockholders' equity. Under US GAAP, this concept is generally presented out of stockholders' equity. For US GAAP purposes the Company reclassified minority interest from stockholders' equity, decreasing its total stockholders' equity by Ps 42,210 and Ps 41,103 at December 31, 2001 and 2002 respectively, and reclassified minority interest from the income statement decreasing net income by Ps 5,994, Ps 3,953 and Ps 1,995 for the years ended December 31, 2000, 2001 and 2002, respectively.

Effect of inflation accounting on U.S. GAAP adjustments

To determine the net effect on the consolidated financial statements of recognizing U.S. GAAP adjustments, it is necessary to recognize the effects of applying Mexican GAAP inflation accounting provisions (described in Note 2) to the U.S. GAAP adjustments.

Reporting Comprehensive Income

The Company has adopted for purposes of the U.S. GAAP reconciliation Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes rules for the reporting and disclosure of comprehensive income and its components. SFAS 130 requires the minimum seniority premium liability adjustment, the deficit from restatement of stockholders' equity, and deferred taxes on the difference between indexed cost and replacement cost and on the minimum seniority premium liability adjustment, to be included in other comprehensive income. The U.S. GAAP statements of changes in stockholders' equity include the disclosure requirements of SFAS 130.

Cumulative amounts of the deficit from restatement of stockholder's equity net of tax and the minimum seniority premium liability adjustment included in other comprehensive income decreased stockholders' equity at December 31, 2002 by Ps 3,754,124 and Ps 683, respectively.

Disclosure about fair value of financial instruments

In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, notes payable and accrued liabilities approximate their fair values, due to the short maturity of these instruments.

The fair value of long-term debt, based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities, approximates their carrying amounts.

Effect of Statement 133

Bulletin C-2 ("Financial Instruments"), effective beginning January 1, 2001, sets general rules for the assessment, presentation, and disclosure of financial information that issuers or investors in financial instruments should follow. Among said rules are the conditions that have to be met in order to be able to offset financial assets and liabilities. Likewise, it is established that financial instruments should be assessed at their fair value, with the exception of those that have been classified as held to maturity. The latter should be valued at their cost of acquisition. The Company has no important operations with derivatives or derivative contracts; therefore, the adoption of this Bulletin had no material effects.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivate's change in fair value will be immediately recognized in earnings.

24.

Since all derivative instruments held by the company at December 31, 2002, are considered of a speculative nature; therefore, there are no differences between the Mexican and US GAAP accounting treatment for the Company's derivative instruments. As all financial instruments were measured at market value, and taken to income.

Business combinations

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

The Company adopted the requirements of SFAS 142 on January 1, 2002. Consequently, the Company performed impairment tests at the beginning and at the end of the year and determined that its goodwill was not impaired. The unamortized amount for US GAAP purposes in 2002 was Ps. 296,186

Under Mexican GAAP, Goodwill is amortized using the straight-line method over a twenty-year period. The 2002 reconciliation shows the application of the non amortization provisions applied to goodwill, resulting a credit of Ps. 16,003. Had this had this provision been applied to the 2000 and 2001 income statements such results under USGAAP would have increased by Ps 16,195 and Ps 16,117, respectively, as follow:



                                               Years ended December 31,
                                        -------------------------------------
                                           2000        2001          2002
                                        -------------------------------------
Net income as presented                 Ps1,378,079 Ps1,156,561   Ps1,497,780
Amortization goodwill                        16,195      16,117             -
                                        ----------------------------------------
Net income pro forma                    Ps1,394,274 Ps1,172,678   Ps1,497,780
                                        ----------------------------------------


Asset Retirement Obligations

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), which is effective for fiscal years beginning after June 15, 2002, The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt SFAS 143 on January 1, 2003, and, based on current circumstances, does not believe that the impact of adoption of SFAS 143 will have a material impact on the Company's financial position or results of operations.

Impairment of Assets

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS
144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. SFAS 144 is applicable to the years succeeding December 15, 2001. The Company adopted the requirements of Statement 144 on January 1, 2002, and determined that it was not necessary to record any adjustments to the book value of its long-lived assets.

Cash flow information

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as described in Note 2.

In accordance with Mexican GAAP, the change in current and long-term debt due to restatements in constant Mexican pesos, including the effect of exchange differences, is presented in the statements of changes in financial position in the financing activities section.

The gain from monetary position and the exchange gain or loss are not presented in the operating activities section as a reconciling adjustments, as they are included in the respective monetary asset or liability line. Statement of Financial Accounting Standards No. 95 ("SFAS 95"), "Statement of Cash Flows", does not provide guidance with respect to price-level restated financial statements.

The Company has adopted, for its US GAAP presentation of cash flow information, the guidance issued by the AICPA SEC Regulations Committee's International Practices Task Force in its meeting held on November 24, 1998, requiring foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.


         Cash Flow Information                                                 Years ended December 31,
                                                                      ----------------------------------------
                                                                          2000           2001           2002
                                                                       ----------------------------------------
OPERATING ACTIVITIES:
Net income                                                              Ps1,378,079 Ps1,156,561  Ps 1,497,780
Adjustments to reconcile net income to
  resources provided by operating
   activities:
Depreciation                                                                302,254     297,206       318,419
Deferred income tax                                                         386,309     282,398     ( 233,656)
Goodwill amortization                                                        16,195      16,117             -
                                                                       ----------------------------------------
                                                                          2,082,837   1,752,282     1,582,543



Changes in assets and liabilities, net of
  effects from the purchase of Grupo Campi:
Accounts receivable                                                        ( 46,839)    ( 135,352)       8,453
Inventories                                                                ( 58,947)    ( 490,145)   ( 441,611)
Prepaid expenses and other accounts
Receivables                                                                ( 38,342)       54,577    ( 109,034)
Accounts payable                                                           ( 63,712)      122,276    ( 144,064)
Other taxes payable and other accruals                                         ( 89)       24,037    ( 134,801)
Loss (gain) on net monetary position                                      ( 103,223)     ( 28,452)     103,774
                                                                      -----------------------------------------
Resources provided by operating activities
                                                                          1,771,685     1,299,223      865,260

FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt                                    668,931             -            -
Proceeds from issuance of notes payable
   to banks                                                               1,102,260       931,796       57,656
Repayment of long-term debt and notes
   Payable                                                              ( 3,311,478)  ( 1,448,682)   ( 188,281)
Cash dividends paid                                                       ( 180,004)    ( 340,061)   ( 277,747)
Minority interest                                                             8,275           761      ( 1,107)
Repurchase of stock                                                           5,311         7,179     ( 10,248)
                                                                     ------------------------------------------
Resources used in financing activities                                  ( 1,706,705)    ( 849,007)   ( 419,727)

INVESTING ACTIVITIES:
Acquisition of property, plant and
  Equipment                                                               ( 284,881)    ( 601,641)   ( 267,350)
Other assets                                                                 34,519      ( 35,066)       5,641
Investment in Grupo Campi, net of cash
  Acquired                                                                 ( 30,056)            -            -
                                                                    ------------------------------------------
Resources used in investing activities                                    ( 280,418)    ( 636,707)   ( 261,709)
                                                                    ------------------------------------------






Effect of inflation accounting                                              109,150       104,474      275,819
                                                                    -------------------------------------------

Net increase ( decrease ) in cash
  and cash equivalents                                                    ( 106,288)     ( 82,017)     459,643
Cash and cash equivalents at
  beginning of year                                                       1,424,658     1,318,370    1,236,353
                                                                    -------------------------------------------
Cash and cash equivalents at
  end of year                                                          Ps 1,318,370   Ps1,236,353  Ps1,695,996
                                                                    -------------------------------------------

Interest paid                                                            Ps 123,304      Ps48,305     Ps11,903
Income tax paid                                                              53,428        41,342       58,462
Asset tax paid                                                                  407           180        1,738
Employee profit sharing paid                                                  2,430         2,215        2,304



Summary of adjustments to reconcile Mexican GAAP and U.S. GAAP

The following is a summary of net income adjusted to take into account certain material differences between Mexican GAAP and U.S. GAAP.

                                                  Years ended December 31,
                                        ---------------------------------------------
                                                  2000           2001           2002
                                        ---------------------------------------------
Net income as reported under Mexican
 GAAP                                      Ps1,351,369    Ps1,142,360    Ps1,480,506
Adjustments to reconcile net income to
  U.S. GAAP:
Interest cost capitalized                       31,154         24,959          3,399
Depreciation of capitalized interest             1,550           ( 76)       ( 1,415)
Deferred income tax on USGAAP
  Adjustments                                        -        ( 6,729)         1,360
Amortization goodwill                                -              -         16,003
Effect of inflation accounting on
  USGAAP adjustments                                 -              -           ( 78)
Minority interest                              ( 5,994)       ( 3,953)       ( 1,995)
                                        ---------------------------------------------
Net income under U.S. GAAP                 Ps1,378,079    Ps1,156,561    Ps1,497,780
                                        ---------------------------------------------
Weighted average number of units
  outstanding (thousands)                      296,124        297,454        297,898
Net income per unit                             Ps4.65         Ps3.88        Ps 5.03

After the foregoing adjustment for the depreciation of capitalized interest, the reclassification of employee profit sharing and the non amortization of goodwill in 2002 operating income under U.S. GAAP would be Ps 1,654,884, Ps 1,362,772 and Ps 1,255,155 in 2000, 2001 and 2002, respectively.

Total assets under U.S. GAAP were Ps 11,154,486 in 2001 and Ps 11,608,602 in 2002. The difference in total assets between Mexican GAAP and U.S. GAAP is comprised of the foreign exchange loss and the monetary gain on financing in U.S. dollars capitalized in assets under construction net of accumulated depreciation.

The reconciliation of the stockholders' equity between Mexican GAAP and US GAAP is as follows:

                                                          Years ended December 31
                                                       -----------------------------
                                                            2001           2002
                                                       -----------------------------
Majority stockholders' equity as reported under
Mexican GAAP                                             Ps8,306,551   Ps9,432,929

Adjustments to reconcile majority stockholders'
  equity to U.S. GAAP:
Accumulated differences between the financing cost
  capitalized for Mexican GAAP and U.S. GAAP
   purposes                                                   35,117         38,516
Accumulated depreciation on the above items                  ( 3,545)       ( 4,960)
Deferred income taxes on USGAAP adjustments                  ( 6,729)       ( 5,447)
Amortization goodwill                                              -         16,003
                                                       -----------------------------
Majority stockholders' equity as reported under U.S.
  GAAP                                                   Ps8,331,394   Ps9,477,041
                                                       =============================


The effects of the above adjustments do not have any impact on minority interest.

The consolidated statements of changes in stockholders' equity in accordance with U.S. GAAP is as follows:

                                                           Stock                    Other                     Total
                                                          repurchase Retained    comprehensive Comprehensive stockholders
                                      Capital   Paid in    reserve    earnings      income        income        equity
                                        stock    capital
                                     -----------------------------------------------------------------------------------
Balance at December 31, 1999        Ps1,879,124 Ps506,937 Ps192,491  Ps7,416,446 Ps(3,422,887)              Ps6,572,111
Repurchase of stock                       ( 469)           ( 24,156)          -             -                  ( 24,625)
Sales of repurchased stock                  843        -     29,093                                              29,936
Cash dividends paid                           -        -          -   ( 180,004)            -                 ( 180,004)
Comprehensive income
  Net income for the year                     -        -          -   1,378,079             -  Ps1,378,079     1,378,079
  Components of other comprehensive
   income:
  Deficit from holding of non
   monetary assets                            -        -          -           -      ( 86,055)    ( 86,055)    ( 86,055)
                                                                                              -------------
Other comprehensive income, net of
 taxes                                                                                            ( 86,055)
                                                                                              -------------
Comprehensive income                                                                           Ps1,292,024
                                                                                              =============

                                     ---------------------------------------------------------             -------------
Balance at December 31, 2000          1,879,498  506,937    197,428   8,614,521   ( 3,508,942)                7,689,442
Repurchase of stock                     ( 2,105)           ( 28,047)                        -                  ( 30,152)
Sales of repurchased stock                2,498              34,057         776                                  37,331
Cash dividends paid                           -        -          -   ( 340,061)            -                 ( 340,061)
Comprehensive income
  Net income for the year                     -        -          -   1,156,561             -  Ps1,156,561     1,156,561
  Components of other comprehensive
   income:
    Deficit from holding of non
     monetary assets                                                                ( 181,064)   ( 181,064)   ( 181,064)
Minimum seniority premium liability
 adjustment                                                                             ( 663)       ( 663)       ( 663)
                                                                                                -----------
Other comprehensive income, net of
 taxes                                        -        -          -           -                  ( 181,727)
                                                                                              -------------
Comprehensive income                                                                             Ps974,834
                                                                                              =============

                                     ---------------------------------------------------------             -------------
Balance at December 31, 2001          1,879,891  506,937    203,438   9,431,797   ( 3,690,669)                8,331,394
Repurchase of stock                     ( 1,288)       -   ( 36,704)      ( 354)            -                  ( 38,346)
Sales of repurchased stock                  938   27,160          -                                              28,098
Cash dividends paid                           -        -          -   ( 277,747)            -                 ( 277,747)
Comprehensive income
  Net income for the year                     -        -          -   1,497,780             -   Ps1,497,780   1,497,780
  Components of other comprehensive
   income:
   Deficit from holding of non
    monetary assets                                                                  ( 64,118)    ( 64,118)    ( 64,118)
   Minimum seniority premium
    liability adjustment                                                                 ( 20)        ( 20)        ( 20)
                                                                                                   --------
Other comprehensive income, net of
 taxes                                        -        -          -           -                   ( 64,138)
                                                                                                  ---------
Comprehensive income                                                                            Ps1,433,642
                                                                                                ===========

                                     ---------------------------------------------------------             -------------
Balance at December 31, 2002        Ps1,879,541 Ps534,097 Ps166,734 Ps10,651,47 6Ps(3,754,807)              Ps9,477,041
                                     =========================================================             =============

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchanges Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                INDUSTRIAS BACHOCO, S.A. de C.V.



                                                By: /s/ Daniel Salazar Ferrer
                                                   ---------------------------
                                                        CFO




Date: June 30, 2003

     CERTIFICATIONS

     I, Daniel Salazar Ferrer, CFO, certify that:

     1. I have reviewed this annual report on Form 20-F of Industrias Bachoco;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Date: June 30, 2003

     /s/ DANIEL SALAZAR FERRER
     -------------------------------
     Daniel Salazar Ferrer
     Chief Financial Officer

     CERTIFICATIONS

     I, Cristobal Mondragon Fragoso, CEO, certify that:

     1. I have reviewed this annual report on Form 20-F of Industrias Bachoco;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Date: June 30, 2003

     /s/ CRISTOBAL MONDRAGON FRAGOSO
     ----------------------------------
     Cristobal Mondragon Fragoso
     Chief Executive Officer